

GLOBAL corporate compliance


06014450

June 9, 2006


SEC MAIL PROCESSING
RECEIVED
JUN 15 2006
WASH. D.C.
185
SECTION

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs: Q Gold Resources

Re: ~~Solana Petroleum Corp.~~ (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Financial Statement Request Form filed May 19, 2006
2. Notice of Meeting filed May 19, 2006
3. Management Information Circular filed May 19, 2006
4. Form of Proxy filed May 19, 2006
5. Certificate re dissemination to shareholders filed May 19, 2006
6. Interim Financial Statements for the period ended March 31, 2006
7. CFO Certification for the period ended March 31, 2006
8. CEO Certification for the period ended March 31, 2006
9. Management's Discussion and Analysis for the period ended March 31, 2006
10. News Release dated June 7, 2006

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

PROCESSED
JUN 16 2006
THOMSON
FINANCIAL

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

encl

JLO 6/16

**Global Corporate Compliance Inc.** 310, 441 5th Avenue SW Calgary AB T2P 2V1
**Tel:** 403.216.8450 **Fax:** 403.216.8459 **web:** www.globalcci.com **email:** info@globalcci.com

82-4951

**Q-Gold Resources Ltd.**
(the "Corporation")

**Financial Statement Request Form**

**To the Shareholders:**

In accordance with NI 51-102, Continuous Disclosure Obligations, an Issuer is no longer required to send annual or interim financial statements to its shareholders. This form is to be used by the shareholder to request a copy of the Issuer's financial statements and Management Discussion and Analysis.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. The CSA requires all Issuers to file their continuous disclosure documents through SEDAR. These documents including financial statements can be viewed at www.sedar.com. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method.

If you wish to receive financial statements, and/or you wish to receive corporate information via electronic mail, please complete and return this form to:

**Q-Gold Resources Ltd.**
508- 121 East Birch Avenue
Flagstaff, AZ 86001

☐ I would like to receive audited financial statements.
☐ I would like to receive interim financial statements.

☐ I consent to receive the above noted financial statements via electronic mail, **OR**
☐ I consent to receive the above noted financial statements by regular mail.

________________________________________
Name of Shareholder (Please Print)

________________________________________
Address

________________________________________
City Province Postal Code

________________________________________
E-mail Address

The undersigned hereby certifies to be a shareholder of Q-Gold Resources Ltd.

________________________________________

Signature of Shareholder

Dated ____________________, 2006

82-4981

# Q-Gold Resources Ltd.

## NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting of the shareholders of Q-Gold Resources Ltd. (the "Meeting") will be held on June 12, 2006 at The Bow Valley Conference Center, Mezzanine Level, 300 205-5$^{th}$ Avenue S.W. Calgary, Alberta, at time 2:30 p.m. (MDT) in order to:

1. receive the financial statements for the year ended December 31, 2005;
2. fix the number of directors to be elected at five;
3. elect directors;
4. appoint auditors;
5. approve the stock option plan;
6. transact such other business as may properly be brought before the Meeting or any adjournment.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice.

If you are unable to attend the Meeting in person, date and sign the enclosed form of proxy and mail it to or deposit it with Global Corporate Compliance, 310, 441 - 5th Avenue S.W., Calgary, Alberta T2P 2V1. In order to be valid and acted upon at the Meeting, the forms of proxy must be returned not less than 48 hours before the time for holding the Meeting (excluding Saturdays, Sundays and holidays) or any adjournment.

Only shareholders of record at the close of business on May 8, 2006 will be entitled to vote at the Meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

DATED at Flagstaff, Arizona. this May 8, 2006.

By order of the Board of Directors

*"J. Bruce Carruthers II"*

J. Bruce Carruthers II
President and CEO

82-4931

# Q-Gold Resources Ltd.

(the "Corporation")

## MANAGEMENT INFORMATION CIRCULAR

for the Annual General Meeting to be held on Monday June 12, 2006

Dated May 8, 2006

## PROXIES

### Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies for use at the Annual General Meeting of the Shareholders (the "Meeting") to be held on June 12, 2006 at The Bow Valley Conference Center, Mezzanine Level, 300 205-5th Avenue S.W. Calgary, Alberta, at 2:30 PM (MDT) and at any adjournment. Forms of proxy must be deposited with Global Corporate Compliance, 310, 441 - 5th Avenue S.W., Calgary, Alberta T2P 2V1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding the Meeting or any adjournment. Only holders of common shares of record as at the close of business on May 8, 2006 will be entitled to vote at the Meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and requests that the transferee's name be included on the list of shareholders.

The form appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an authorized officer or attorney of the corporation. The persons named in the enclosed form of proxy are officers or directors of the Corporation. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the Meeting. To exercise this right you should insert the name of your representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

### Voting of Shares - Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to you if you do not hold your shares in your own name. Only proxies deposited by shareholders whose names appear on the records as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name. Such shares will likely be registered under the name of your broker. Shares held by your broker can only be voted upon your instructions. Without specific instructions, your broker is prohibited from voting your shares

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Each broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP mails

a Voting Information Form ("VIF") instead of the form of proxy. You are asked to complete and return the VIF to them by mail or facsimile. Alternately, you can call their toll-free telephone number or use their internet voting procedure to vote your shares. If you receive a VIF from ADP it cannot be used as a proxy to vote shares directly at the Meeting as the proxy must be returned to ADP in advance of the Meeting in order to have the shares voted.

**Revocability of Proxy**

You may revoke your proxy at any time prior to a vote. If you attend personally at the Meeting, you may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at the Corporation's head office, or with Global Corporate Compliance, at any time up to and including the last business day before the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment of the Meeting.

**Persons Making the Solicitation**

This solicitation is made on behalf of management. The Corporation will bear the costs incurred in the preparation and mailing of the proxy materials. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by the directors, officers and employees who will not be remunerated for their services.

**Exercise of Discretion by Proxy**

Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out in the form of proxy. The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments of the matters specified in the proxy and with respect to any other matters which may properly be brought before the Meeting or any adjournment. At the time of printing of this management information circular, management is not aware of any amendments.

**Request for Financial Statements**

National Instrument 51-102 "Continuous Disclosure Obligations" sets out the procedures for a shareholder to receive financial statements. If you wish to receive financial statements, you may use the enclosed form or provide instructions in any other written format.

**VOTING SHARES AND PRINCIPAL SHAREHOLDERS**

As at May 8, 2006, 23,056,489 common shares were issued and outstanding, each such share carrying the right to one vote at the Meeting. A quorum for the transaction of

business at the Meeting is not less than one person present holding or representing by proxy not less than 5% of the shares entitled to be voted at the Meeting.

As of a result of the Reverse Takeover transaction the Corporation completed in September 2005, Hexagon Gold (Ontario) Ltd. now owns 4,800,000 shares, or 20.82% of the Corporation's shares.

## MEETING AGENDA

### Election of Directors

It is proposed that five directors be elected, to hold office until the next annual meeting or until their successors are elected or appointed. There are currently five directors, each of who retire from office at the close of the Meeting. Unless otherwise directed, it is the intention of management to vote proxies in favour of the nominees.

In the event that a vacancy occurs because of death or for any reason prior to the Meeting, the proxy shall not be voted with respect to the filling of the vacancy.

| Name and Residence | Voting Shares | Offices Held and Time as Director | Principal Occupation |
|---|---|---|---|
| J. Bruce Carruthers II[1] Flagstaff, Arizona USA | 1,232,315 | President, Chairman, Chief Executive Officer and Director since 1998 | Chairman, President and Chief Executive Officer of the Company. |
| John A. Bolen Ontario, Canada | 687,500 | Director since September 2000 | Vice President Exploration and General Manager of Hexagon Gold (Ontario) Ltd. |
| William F. Mudon[1] Colorado, USA | 175,316 | Director since September 2003 | Attorney and landman for Williams Production RMT, an oil producing company. |
| Wayne G. Young[1] Calgary, Alberta | 51,111 | Director since December 2003 | Practicing dentist in Calgary |
| Eugene Chen Alberta, Canada | 50,444 | Director since December 2003 | Securities Lawyer with the firm of Fraser Milner Casgrain LLP |

[1] Member of Audit Committee

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished by the nominees.

Other then as noted below, no director, officer, Promoter or other member of management of the Corporation is, or within the five years prior to the date of this Offering Document has been, a director, officer or Promoter of any other Corporation that while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the Corporation access to any statutory exemptions for a period of more than 30 consecutive days; or

(b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold the assets of that Corporation.

On June 28, 2003 the ASC issued a CTO against the Corporation's Common Shares. The BCSC also issued the equivalent order against the Corporation on July 16, 2003. The CTOs were issued as a result of the Corporation's failure to file its 2002 audited year end financial statements and its first quarter 2003 financial statements within the timeframe designated under applicable securities legislation. On August 29, 2003 the Corporation filed its financial statements for the first quarter ending March 31, 2003 and for the second quarter ending June 30, 2003 with the relevant regulatory agencies. On September 5, 2003 the Corporation filed its audited financial statements for the year ended December 31, 2002. The BCSC revoked its CTO against the Corporation on September 9, 2003 and the ASC granted a partial revocation of the order on October 21, 2003. The Corporation obtained the partial revocation order to allow for it to issue securities to complete its proposed financing and RTO.

On October 14, 2004 the BCSC issued a CTO against the Corporation as a result of the Corporation's failure to file its 2003 audited year-end financial statements and its first and second quarter 2004 financial statements within the time frame designated under applicable securities legislation. On November 30, 2004 the Corporation filed its 2003 year-end audited financial statements and interim financial statements for the first quarter ending March 31, 2004, the second quarter ending June 30, 2004 and the third quarter ending September 30, 2004 with the appropriate regulatory agencies. As a result of these filings, on December 2, 2004, the BCSC revoked the CTO against the Corporation. The ASC revoked its CTO against the Corporation on August 18, 2005.

No proposed director has within the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

**Appointment of Auditors**

Management is nominating DNTW Chartered Accountants, LLP, to serve as auditors until the next annual meeting of the shareholders or until their successor is appointed and to authorize the directors to fix their remuneration. DNTW Chartered Accountants, LLP, have been the auditor since 2003.

## Stock Option Plan

The TSX Venture Exchange requires Issuers to obtain shareholder approval annually of a 10% rolling stock option plan (the "Plan"). Shareholders approved the current Plan at the meeting held March 18, 2005 and are being requested to approve the same form of Plan. The Corporation currently has 23,056,489 common shares outstanding which means that 2,305,649 common shares could be reserved for the issuance upon the exercise of stock options, if no additional shares were issued during the next 12 months. As of the date of this circular, there are 1,820,000 common shares reserved for the exercise of stock options.

The aggregate number of common shares issuable upon the exercise of options granted under the Plan at any time may not exceed 10% of the total number of issued and outstanding common shares and the aggregate number of common shares issuable to any one officer, director or full time employee may not exceed 5% of the total number of issued and outstanding common shares. The period during which an option granted under the Plan is exercisable may not exceed five years from the date such option is granted. The price at which common shares may be acquired upon the exercise of an option may not be less than the price permitted under the rules of any stock exchange or exchanges on which the common shares are listed.

Subject to the foregoing restrictions, and certain other restrictions set forth in the Plan, the board of directors is authorized to provide for the granting of options and the exercise and method of exercise of options granted under the Plan. Options granted under the Plan are non-assignable. Options are subject to early termination in the event of the death of a participant or in the event a participant ceases to be an officer, director, employee or consultant.

The Plan has served as an integral component of the Corporation's compensation system. The Board of Directors recommends that the shareholders vote in favour of the Plan.

## EXECUTIVE COMPENSATION

The following compensation information relates to amounts paid to the Named Executive Officer. None of the other executive officers received a salary and bonus exceeding, in the aggregate, $150,000 during the year ended December 31, 2005.

| Annual Compensation | Long-term Compensation |
|---|---|

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Shares under Options Granted (#) | All other Compensation ($) |
|---|---|---|---|---|---|---|
| J.Bruce Carruthers II, President, CEO | 2005 | 24,232 | Nil | Nil | 425,000 | Nil |
| | 2004 | Nil | Nil | Nil | Nil | Nil |
| | 2003 | Nil | Nil | Nil | Nil | Nil |
| Eric Gavin, Vice-President Finance and Administration and CFO | 2005 | 35,929 | Nil | Nil | 275,000 | Nil |
| | 2004 | 30,000 | Nil | Nil | Nil | Nil |
| | 2003 | 30,000 | Nil | Nil | Nil | Nil |

**Long-term Incentive Plan Awards**

Management made no long-term incentive plan awards during the year ended December 31,2005.

**Option Grants during the Most Recently Completed Financial Year**

The Corporation granted 1,300,000 options to purchase Common Shares to Directors, Officers and Consultants. Included in this grant were 700,000 options granted to the Named Executive Officers as shown above.

**Option Exercises**

The following table provides information for options exercised by the Named Executive Officer during the year ended December 31,2005 and his option positions as at December 31,2005.

| Name | Options Exercised (#) | Aggregate Value Realized ($) | Unexercised Options at Year End | | | |
|---|---|---|---|---|---|---|
| | | | Number of Options | | Value of in-the-Money Options [1][2] | |
| | | | Exercisable (#) | Unexercisable (#) | Exercisable ($) | Unexercisable ($) |
| J. Bruce Carruthers II, CEO | Nil | Nil | 425,000 | Nil | Nil | Nil |
| Eric Gavin, CFO | Nil | Nil | 275,000 | Nil | Nil | Nil |

Notes:

(1) The value of unexercised in-the-money options at year-end is based on the closing price of the common shares on the TSX Venture Exchange on December 31,2005 that was $0.17 per share. The exercise price of the options is 0.20 therefore none of the options were in-the-money

(2) "In-the-money" means that the market value of the common shares underlying the options on that date exceeded the option exercise price.

**Compensation of Directors**

The Corporation does not currently pay compensation to non-management directors nor are they paid for attendance at board meetings. The directors are reimbursed for expenses incurred in carrying out their duties as directors and are granted stock options.

**Employment Contracts and Termination of Employment Arrangements**

The Company has employment agreements with (i) Hexagon Resources, Inc. ("Hexagon Resources"), a private company of which J. Bruce Carruthers II, a director and officer of the Company, is a principal shareholder, (ii) Eric A. Gavin, and (iii) John (Jack) A. Bolen. Under the terms of these employment agreements, Hexagon Resources is to be paid monthly management fees of US$ 5,000. This contract was suspended while the Company was inactive, and was subsequently reinstated in September 2005 upon the completion of the RTO and return of the Company to "Tier 2 Issuer" status on the Exchange. Mr. Gavin is paid US$ 3,500per month under a management contract for services provided to the Company. Mr. Bolen is paid CDN$ 5,000 per month for geological consulting services provided to the Company.

The company has entered into agreements whereby two officers were paid approximately $60,160 (2004 - $30,000) for consulting and management fees.

Eugene Chen, Corporate Secretary and Director of the Corporation , was an associate with McLeod & Company, LLP and Fraser Milner Casgrain, LLP and these firms received $58,488 for legal services provided to the Corporation during 2005.

**SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS**

The Stock Option Plan is the only equity compensation plan. The following table sets forth information with respect to the options outstanding under the Plan as at December 31, 2005.

| Plan Category | Number of Common Shares to be Issued Upon Exercise of Outstanding Options | Weighted-Average Exercise Price of Outstanding Options | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a) |
|---|---|---|---|
| Equity compensation plans approved by securityholders | 1,820,000 | $0.22 | 485,649 |
| Equity compensation plans not approved by securityholders | Nil | Nil | Nil |
| Total | 1,820,000 | $0.22 | 485,649 |

## EXTERNAL AUDITOR SERVICE FEES

**Audit Fees**
The aggregate fees billed by the external auditor in the years ending December 31,2005 and December 31,2004 for audit services was $25,704and $22,297 respectively.

**Audit-Related Fees**

The aggregate fees billed by the external auditor in the years ending December 31,2005 and December 31,2004, for assurance and related services by the Corporation's external auditor that were reasonably related to the performance of the audit or review of the Corporations financial statements and are not reported above under the heading "Audit Fees" was $2,561and $1,923 respectively.

**Tax Fees**
The aggregate fees billed by the external auditor in the years ending December 31,2005 and December 31,2004, for tax compliance, tax advice and tax planning services was $9,330 and $2,528 respectively.

**All Other Fees**
The aggregate fees billed by the external auditor in the years ending December 31,2005 and December 31, 2004, for all other services other than as described above under Audit Fees, Audit-Related Fees, and Tax Fees was $1,825 and $1,598, respectively.

## INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the company. On March 1, 2003, the company received promissory notes from Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President and Chief Financial Officer Eric A. Gavin in the amount of $105,840 and $16,447 respectively. The

promissory notes have an interest rate of 3% and are due March 1, 2008. Monthly principal and interest payments total $750 and $200 respectively.

## INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

The company loaned funds totaling $121,000 to Hexagon Gold with an interest rate of 6% per annum, payable on or before November 15, 2005. The funds loaned to Hexagon Gold were for the purpose of maintaining the gold claims and leases (the Properties) and initiating and conducting exploration operations on the Properties. The expenditures have been classified as mining properties expense as per the company's accounting policy. Subsequent to Exchange approval and the transfer of ownership in the Properties to Q-Gold Resources Ltd. in September of 2005, this promissory note was forgiven.

## INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of the last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of these individuals, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

## OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of annual General meeting. If any other matter properly comes before the Meeting, the proxy will be voted on those matters in accordance with the best judgment of the person voting the proxy.

## ADDITIONAL INFORMATION

Additional financial information regarding the Corporation's business is contained in the audited consolidated financial statements and management's discussion and analysis for the year ended December 31,2005. These statements and all the continuous disclosure documents submitted to the Securities Commissions and Stock Exchange can be found on SEDAR at www.sedar.com. Shareholders may request a copy of the financial statements and management's discussion and analysis at 508-121 E Birch Avenue, Flagstaff, Arizona ,86001, Telephone(928) 779-0166; Fax (928) 779-0107

## Schedule "B"

# Q-GOLD RESOURCES LTD.
## AUDIT COMMITTEE CHARTER

## I. PURPOSE

The primary function of the Audit Committee, a committee of the board of directors (the "Board of Directors") of Q-Gold Resources Ltd., (the "Corporation") is to assist the Board of Directors in fulfilling its oversight responsibilities relating to the financial accounting and reporting process and internal controls for the Corporation by:

(a) reviewing the financial reports and other financial information before such reports and other financial information is provided to any governmental body or to the public;

(b) recommending the appointment and reviewing and appraising the audit efforts of the Corporation's external auditors and providing an open avenue of communication among the external auditors, financial and senior management and the Board of Directors;

(c) serving as an independent and objective party to monitor the Corporation's financial reporting process and internal controls, the Corporation's processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements; and

(d) encouraging continuous improvement of, and fostering adherence to, the Corporation's policies, procedures and practices at all levels.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Part III of this Charter. The Audit Committee's primary function is to assist the Board of Directors in fulfilling its responsibilities. It is, however, the Corporation's management which is responsible for preparing the Corporation's financial statements and it is the Corporation's external auditors which are responsible for auditing those financial statements.

## II. COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is to be comprised of such number of directors (but at least three) as determined by the Board of Directors, each of whom must be "independent" and "financially literate", as such terms are defined in Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110") where MI 52-110 requires such independence.

The members of the Audit Committee shall be appointed by the Board of Directors and serve until the next annual meeting of shareholders of the Corporation or until their successors are duly appointed. Unless a Chairman is appointed by the full Board of Directors, the members of the Audit Committee may designate a Chairman by majority vote of the full Audit Committee membership.

As part of its role in fostering open communication, the Audit Committee should meet at least annually with management and the external auditors in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their oversight related duties, members of the Audit Committee are to be provided with full access to all corporate information and are to be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and external auditors of the Corporation.

A quorum for the transaction of business at any meeting of the Audit Committee is the presence in person or by telephone or other communication equipment of a majority of the members of the Audit Committee or such greater number as the Audit Committee may by resolution determine.

Should a vacancy arise among the members of the Audit Committee, the remaining members of the Audit Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

Meetings of the Audit Committee are to be held from time to time, but not less than four times annually, at such place as the Audit Committee or the Chairman of the Audit Committee may determine upon at least two days' prior notice to each of the members. The notice period may be waived by a quorum of the Audit Committee.

The Chairman of the Audit Committee, any member of the Audit Committee, the Chairman of the Board of Directors, the Corporation's external auditors, or the Chief Executive Officer, Chief Financial Officer or Secretary of the Corporation is entitled to request that the Chairman of the Audit Committee call a meeting. A notice of the Audit Committee may be given verbally, in writing or by telephone, fax or other means of communication, and need not specify the purpose of the meeting.

## III. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall:

communicate directly with the external auditors;
meet with the external auditors, with and without management present, to discuss the results of their examinations ;
annually review and recommend to the Board the selection of the independent auditors, subject to shareholders' approval, and approve the annual fee for the external audit services;
establish a procedure which enables employees to report any concerns regarding accounting or auditing matters;
review with management and with the independent auditors, the financial statements and management discussion and analysis before referring these documents to the Board of Directors;

- ensure the Company's compliance with legal and regulatory requirements relating to financial disclosure;
- review any new appointments to senior positions with financial reporting responsibilities;
- review all financial press releases.

The Committee shall perform any other matters delegated to it by the Board.

**Financial Reporting Processes**

- In consultation with the external auditors, review the integrity of the Corporation's financial reporting processes, both internal and external.
- Consider the external auditors' judgments about the quality and appropriateness, not just the acceptability, of the Corporation's accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices.
- Consider and approve, if appropriate, major changes to the Corporation's accounting principles and practices as suggested by management with the concurrence of the external auditors and ensure that management's reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

**Process Improvement**

- Establish regular and separate systems of reporting to the Audit Committee by each of management and the external auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.
- Review the scope and plans of the external auditors' audit and reviews prior to the audit and reviews being conducted. The Audit Committee may authorize the external auditors to perform supplemental reviews or audits as the Audit Committee may deem desirable.
- Following completion of the annual audit and quarterly reviews, review separately with management and the external auditors any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditors received during the course of the audit and reviews.
- Review and resolve any significant disagreements between management and the external auditors in connection with the preparation of the financial statements.
- Where there are significant unsettled issues, the Audit Committee is to assist in arriving at an agreed course of action for the resolution of such matters.
- Review with the external auditors and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time

subsequent to implementation of changes or improvements, as decided by the Audit Committee.

**Ethical and Legal Compliance**

(a) Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b) Review management's monitoring of the Corporation's systems in place to ensure that the Corporation's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

(c) Review, with the Corporation's counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the Corporation's financial statements.

**Risk Management**

Review management's program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage, and obtain the external auditors' opinion of management's assessment of significant financial risks facing the Corporation and how effectively such risks are being managed or controlled.

## Schedule "C"

# Q-GOLD RESOURCES LTD.
## CORPORATE GOVERNANCE DISCLOSURE

The following description of the governance practices of the Corporation is provided in accordance with the guidelines of Multilateral Instrument 58-101, as set out in Form 58-101F2 (the "Form 58-101F2 Guidelines"). The Form 58-101F2 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Corporation will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and where applicable will amend its corporate governance guidelines accordingly.

### I. BOARD OF DIRECTORS

The board of directors consists of five directors including Wayne Young and Bill Mudon who are independent. None of the unrelated directors has any direct or indirect material relationship with the Corporation (other than shareholdings) which could, in the view of the Corporation's board of directors, reasonably interfere with the exercise of a director's independent judgment. J. Bruce Carruthers II, President and CEO, John (Jack) A. Bolen, Vice President of Q-Gold (Ontario) Ltd., and Eugene Chen, Corporate Secretary, are non-independent directors.

Eugene Chen is presently a director of Z28 Capital Corp.

The board of directors does not have any formal procedures in place for identifying new director candidates or assessing the performance of its current directors.

The board of directors does not have any standing committees, other than the audit committee, as it believes that it is more efficient and cost effective for the full board to perform the duties that would be required by committees other than the audit committee.

### II. ORIENTATION AND CONTINUING EDUCATION

Orientation and education of new members of the board of directors is conducted informally by management and members of the board of directors. The orientation provides background information on the Corporation's history, performance and strategic plans.

### III. ETHICAL BUSINESS CONDUCT

The board of directors has not adopted a formal written code of ethics. The board of directors believes the Corporation is able to meet ethical business standards by following the audit committee charter and through the ability of the members of the board of directors to reference outside professional advisors.

### V. COMPENSATION

Members of the board of directors are not compensated for acting as directors, except for being granted incentive stock options pursuant to the policies of the TSX Venture Exchange and the Corporation's stock option plan. The board of directors as a whole determines the stock option grants for each director and the compensation of the senior officers.

82-4931

# Q-Gold Resources Ltd.

**Form of Proxy**
**for the**
**Annual General Meeting of Shareholders**
**June 12, 2006**

The undersigned shareholder of Q-Gold Resources Ltd.. (the "Corporation") hereby appoints J Bruce Carruthers II President, or, failing him, Eric Gavin, CFO, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual General Meeting of the shareholders (the "Meeting"), to be held on June 12, 2006, and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. To fix the number of directors to be elected at five.

   FOR _______________ AGAINST ____________________

2. To elect of directors

   FOR _______________ WITHHOLD FROM VOTING _______________

3. To appoint DNTW Chartered Accountants, as auditors

   FOR _______________ WITHHOLD FROM VOTING _______________

4. To approve the Stock Option Plan,

   FOR _______________ AGAINST ____________________

5. At the discretion of the proxyholder, upon any amendments of the above matters or any other matter that may be properly brought before the Meeting or any adjournment, in the proxyholder's sole judgment, may determine.

**THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND, WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND TO ACT ON HIS BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE PRINTED IN THE BLANK SPACE PROVIDED.**

The undersigned revokes any proxies heretofore given.

DATED this ____________day of _______________, 2006.

_______________________________________________

(Signature of Shareholder)

_______________________________________________

Name of Shareholder (PLEASE PRINT)

________________________

(Number of Shares Voted)

Notes:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
2. This form of proxy must be dated and the signature should be exactly the same as the name in which the shares are registered.
3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title.
4. This proxy will not be valid and not be acted upon or voted unless it is completed as outlined and delivered to Global Corporate Compliance, 310, 441 - 5th Avenue S.W., Calgary, Alberta T2P 2V1 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of the Meeting or any adjournment provided, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment.
5. A proxy is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

82-4931



GLOBAL corporate compliance

May 19, 2006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Q- Gold Resources Ltd.
Annual General Shareholders Meeting to be held June 12, 2006

We confirm that the following material was sent on today's date, by pre-paid mail to the registered shareholders:

1. Notice of Meeting & Information Circular
2. Audited Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2005
3. Instrument of Proxy
4. Financial Request Card
5. Return envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

"Brenda Davis"

Brenda Davis
Associate

c.c. Q- Gold Resources Ltd.

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-4931

# Q-GOLD RESOURCES LTD.

## Consolidated Financial Statements

## March 31, 2006

## NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a) if an auditor has not performed a review of the interim financial statements, they must accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Board of Directors of the Corporation.

The Corporation's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

# Q-GOLD RESOURCES LTD.

**CONSOLIDATED BALANCE SHEETS**
**MARCH 31, 2006**
(Unaudited - Prepared by Management)

| | March 31 2006 | December 31 2005 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and term deposits | $ 12,087 | $ 7,704 |
| Goods and Services Tax (GST) Receivable | 2,084 | 12,853 |
| Prepaid Expenses | 3,775 | 4,415 |
| Current portion of amounts receivable from directors and officers (Note 3) | 8,447 | 8,385 |
| | 26,392 | 33,357 |
| **Property Plant and Equipment (Note 5)** | 14,958 | 16,171 |
| **Amounts receivable from directors and officers (Note 3)** | 93,791 | 95,936 |
| | **$ 135,142** | **$ 145,464** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable | $ 43,672 | $ 52,809 |
| Interest payable on loans (Note 6) | 1,872 | 340 |
| Loans Payable (Note 6) | 116,493 | 16,339 |
| | 162,038 | 69,488 |
| **Share capital (Issued 13,906,489 shares) (Note 7)** | 6,263,587 | 6,276,997 |
| **Deficit** | (6,290,483) | (6,201,021) |
| | (26,896) | 75,976 |
| | **$ 135,142** | **$ 145,464** |

**ON BEHALF OF THE BOARD OF DIRECTORS:**

*"John A. Bolen"*
John A. Bolen, Director

*"J. Bruce Carruthers II"*
J. Bruce Carruthers II, Director

## CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

(Unaudited - Prepared by Management)

| | Three Months Ended March 31 | |
|---|---|---|
| | **2006** | **2005** |
| **REVENUE** | | |
| Interest income | $ 772 | $ 1,662 |
| | 772 | 1,662 |
| **EXPENSE** | | |
| Accounting | $ 445 | $ - |
| Amortization | 1,213 | 69 |
| Compliance agency fees | 5,021 | 6,326 |
| Consulting fees (Note 9) | 12,500 | - |
| Financing fees | 9,006 | 2,819 |
| Hexagon Gold mining properties (Notes 4, 8 and 9) | 5,718 | 7,531 |
| Insurance | 398 | 368 |
| Interest | 1,608 | 6,654 |
| Legal Fees | 8,496 | - |
| Management fees (Note 9) | 26,556 | 7,500 |
| Miscellaneous expenses | 50 | - |
| Office | 13,558 | 14,760 |
| Professional/ Geological services | 6,213 | - |
| Promotion and investor relations | 1,814 | 210 |
| Taxes | 3 | - |
| Travel | 1,345 | 4,531 |
| | 93,943 | 50,768 |
| **INCOME (LOSS) BEFORE FOREIGN EXCHANGE & EXTRAORDINARY ITEMS** | (93,171) | (49,106) |
| **FOREIGN EXCHANGE GAIN (LOSS)** | 3,709 | 813 |
| **NET INCOME FOR THE PERIOD** | **(89,462)** | **(48,293)** |
| **DEFICIT, BEGINNING OF PERIOD** | (6,201,021) | (5,897,660) |
| **DEFICIT, END OF PERIOD** | $ (6,290,483) | $ (5,945,953) |
| **NET INCOME (LOSS) PER SHARE** | $ (0.01) | $ (0.00) |

# Q-GOLD RESOURCES LTD.

## CONSOLIDATED STATEMENT OF CASH FLOW

(Unaudited - Prepared by Management)

| | Three Months Ended March 31 | |
|---|---|---|
| | 2006 | 2005 |
| **Cash was provided by (used for)** | | |
| ***Operating activities*** | | |
| Net Income (Loss) for the period | $ (89,462) | $ (48,293) |
| Items not requiring cash | | |
| Amortization of capital assets | 1,213 | 69 |
| Unrealized foreign exchange gain | - | 234 |
| | (88,249) | (47,990) |
| Changes in non-cash working capital items | 3,805 | (18,400) |
| | (84,444) | (66,390) |
| ***Investing activities*** | | |
| Amounts receivable from directors and officers | 2,083 | 692 |
| ***Financing activities*** | | |
| Proceeds (Repayment) from short term loans | 100,154 | 47,250 |
| Net Proceeds from equity financing(s) | (13,410) | - |
| | 86,744 | 47,250 |
| **Change in cash (Decrease)** | 4,383 | (18,448) |
| **Cash, beginning of period** | 7,704 | 34,467 |
| **Cash, end of period** | $ 12,087 | $ 16,019 |

## 1 GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At March 31, 2006 the Company had accumulated losses amounting to $6,290,483. The ability of the Company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements.

## 2 SIGNIFICANT ACCOUNTING POLICIES

### Incorporation

The Company was originally incorporated under the name Solana Petroleum Corp. under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998. As part of its restructuring, the Company changed its name on January 21, 2004 to **Q-Gold Resources Ltd.**

### Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Ontario subsidiary, Q-Gold (Ontario) Ltd. (incorporated on September 2, 2005), and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited.

### Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

### Mineral Properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

### Future income taxes

The Company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the Company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

**Earnings per share**

In 2001, the Company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2006 and 2005.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average shares outstanding for the three month period ended March 31, 2006 were 13,906,489 (2004 - 17,225,900). Diluted weighted average shares for the three month period ended March 31, 2006 were 22,419,489 (2004 – 17,225,900). On December 22, 2003, the Company's shareholders approved a share consolidation of one new share for nine old shares basis (17,225,900/9 = 1,913,989). On June 1, 2005, the TSX Venture Exchange (the "Exchange") issued a Bulletin confirming this share consolidation.

**Stock options**

The Company does not record compensation expense in respect of stock options granted to its directors, officers and employees. The consideration paid by holders of the options upon exercise is credited to share capital.

**Financial instruments**

The Company's financial instruments at March 31, 2006 and December 31, 2005 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

**Measurement of uncertainty**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

## 3 AMOUNTS RECEIVABLE FROM DIRECTORS AND OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the Company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the Company. On March 1, 2003, the Company received promissory notes from Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President and Chief Financial Officer Eric A. Gavin in the amount of $105,840 and $16,447 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008. Monthly principal and interest payments total $750 and $200 respectively.

## 4 MINERAL PROPERTIES

On April 18, 2003, the Company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties"), including both the historic Foley and Golden Star gold mines.

Under the terms of the Hexagon Gold agreement, Q-Gold issued 5,000,000 common shares to Hexagon Gold at a deemed price of $0.20 per share in September 2005. The issuance of these shares was approved by shareholders of the Company in December 2003 and by the Exchange on September 27, 2005.

In 2005, the Company completed Phase I of its Exploration Program on the Mineral Properties. Total costs associated with this Phase were approximately $250,000, and entailed core drilling, stripping, trenching and sampling of five large gold-bearing surface veins in the Foley Mine Complex.

The Company initiated Phase II of the Exploration Program on the Mineral Properties in May of 2006. This Phase, which is anticipated to last up to 18 months, will primarily consist of an airborne geophysical survey, ground geophysics and core drilling. Budgeted expenditures for Phase II total approximately $1.0 million, which will be funded by the financing described in the subsequent events note 10.

## 5 PROPERTY, PLANT AND EQUIPMENT

| | | | **March 31, 2006** | **Dec. 31 2005** |
|---|---|---|---|---|
| | **Cost** $ | **Accumulated amortization** $ | **Net** $ | **Net** $ |
| Office equipment | 889 | 598 | 291 | 315 |
| Computer equipment | 6,334 | 5,775 | 559 | 604 |
| Automobile (Field Truck) | 17,825 | 3,717 | 14,108 | 15,252 |
| | **25,048** | **10,090** | **14,958** | **16,171** |

## 6 LOANS PAYABLE

a) During 2005, the Company issued promissory notes totaling US$ 14,014 (CDN$ 16,356 as of March 31, 2006). These new promissory notes accrued interest at a rate of 7.5% per annum. Under the terms of these new promissory notes, the principal sums and all accrued interest are due and payable on or before January 31, 2006. These notes were subsequently amended by mutual agreement of the Company and the lenders on January 15, 2006 and are now due and payable on or before June 30, 2006. As of March 31, 2006, accrued interest on these promissory notes totaled $615. These notes were subsequently retired on May 1, 2006.

b) In the first three months of 2006, the Company borrowed funds to meet its working capital obligations. Loans are payable to various individuals, interest at 10% per annum with various principal amounts. As of March 31, 2006, accrued interest on these promissory notes totaled $1,257. These notes were subsequently retired on May 1, 2006 (including payment of accrued interest).

| | March 31, 2006 | December 31, 2005 |
|---|---|---|
| a) Loans payable – 7.5% | $ 16,356 | $ 16,339 |
| b) Loans payable – 10% | 100,137 | -0- |
| | $ 116,493 | $ 16,339 |

## 7 SHARE CAPITAL

**Authorized**

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

**Issued and outstanding**

| | Number of Shares | Amount $ |
|---|---|---|
| **Balance as at December 31, 2005** | 13,906,489 | 6,276,997 |
| Shares Issued during the Period | -0- | -0- |
| Share issue costs | -0- | 13,410 |
| **Balance as at September 30, 2005** | **13,906,489** | **$ 6,263,587** |

**Stock options**

The Company has established a stock option plan for the benefit of directors, officers, employees and consultants of the Company. At March 31, 2006 1,300,000 (2005 – 150,000) options had been granted under the following terms:

| Number of Shares | Option price $ | Expiry date |
|---|---|---|
| 1,300,000 | 0.20 | September 27, 2010 |

## 8 OPTION AGREEMENT TO ACQUIRE ONTARIO MINING INTERESTS

On April 18, 2003, the Company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties"), including both the historic Foley and Golden Star gold mines.

On November 30, 2005, the Company exercised its option to acquire rights to 640 acres of Crown Mining Leases comprising the Foley Mine Complex, by making a $2,500 cash payment, agreeing to issue 250,000 Q-Gold shares to the property owners and granting them a Net Smelter Return (NSR) of two percent (2.0%) on all metals production from the property. The Exchange approved the transaction on November 23, 2005 and the Company subsequently issued the requisite shares to the property owners. On February 17, 2006, the Company finalized the purchase and sale agreement completing this acquisition. The Foley mine produced a total of 5,267 ounces of gold officially recorded for tax purposes in the 1890's and the 1930's.

Under the terms of the Hexagon Gold agreement, Q-Gold will acquire the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold. The shareholders approved this transaction at a shareholders' meeting held on December 23, 2003. The Exchange has deemed the acquisition a reverse take over by Hexagon Gold, which requires Exchange approval. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Q-Gold. Final approval was received from the Exchange as to the reverse take over, acquisition of the Mining Properties and issuance of shares to Hexagon Gold in September of 2005. The option was formally exercised on October 4, 2005.

Pursuant to the terms of the Hexagon Gold agreement, Q-Gold completed the purchase of 640 acres of Crown Leases near Mine Centre, Ontario, including the historic Foley Gold Mine by issuing 250,000 common shares to the property owners in February of 2006.

Also, pursuant to the terms of the Hexagon Gold agreement, the Company reached an agreement with the owners of the "Cousineau Tract" in March of 2006, whereby the Company would acquire a 100% interest in the Tract by issuing 375,000 common shares and granting a 2.5% Net Smelter Return to the owners (see Note 10). These properties consist of 5,840 contiguous acres of prospective gold and base metals mining claims and are located near Mine Centre, Ontario.

## 9 RELATED PARTY TRANSACTIONS

The Company has entered into agreements whereby two officers were paid approximately $26,556 (2005 - $7,500) for management fees. The Company also entered into an agreement whereby one directors was paid $11,500 (2005 - nil) for consulting fees.

The Company loaned funds totaling $121,000 to Hexagon Gold with an interest rate of 6% per annum, payable on or before November 15, 2005. The funds loaned to Hexagon Gold were for the purpose of maintaining the gold claims and leases (the Properties) and initiating and conducting exploration operations on the Properties in conjunction with the reverse take over of Q-Gold by Hexagon Gold. The expenditures has been classified as mining properties expense as per the Company's accounting policy. Subsequent to Exchange approval of the reverse take over and the transfer of ownership in the Properties to Q-Gold Resources Ltd. in September of 2005, this promissory note was forgiven.

In May of 2006, the Company entered into a non-arm's length transaction to acquire certain mineral claims from John (Jack) A. Bolen, a director of the Company, as described in Note 10, below.

## 10 SUBSEQUENT EVENTS

On April 25, 2006 the Company announced that it had received approval from the Exchange enabling it to acquire a 100% interest in the "Cousineau Tract". This Tract consists of 5,840 acres of gold and base metals mining claims near Mine Centre. Under the terms of the agreement, the Company will issue 375,000 common shares and grant a 2.5% Net Smelter Return to the owners of the Cousineau Tract.

On April 27, 2006, the Company completed a financing with Canaccord Capital Corporation, resulting in the issuance of 8,575,000 additional Q-Gold common shares and 6,490,000 common share purchase warrants for gross proceeds of $1,881,800.

On May 9, 2006, the Company announced that it reached an agreement to purchase an additional 320 acres of prospective gold and base metals mining claims near Mine Centre, Ontario. The block of eight 40-acre claims is contiguous on its western border to the Company's existing holdings on the southeastern shore of Bad Vermilion Lake. This transaction is a non-arm's length transaction as these claims are owned by two private parties including John (Jack) A. Bolen, a director of the Company. Under the terms of the agreement and subject to Exchange approval, the Company will issue 100,000 common shares and grant a 2.5% Net Smelter Return to the property owners in return for a 100% interest in the claims.

82-4931

**Form 52-109F2**
**Certification of Interim Filings**

I **Eric A. Gavin, Chief Financial Officer of Q-Gold Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.**, (the issuer) for the interim period ending **March 31, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: **May 30, 2006**



**Eric A. Gavin**
**Chief Financial Officer**

08 4451

**Form 52-109F2**
**Certification of Interim Filings**

I **J. Bruce Carruthers II, Chief Executive Officer of Q-Gold Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.**, (the issuer) for the interim period ending **March 31, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: **May 30, 2006**



**J. Bruce Carruthers II**
**Chief Executive Officer**

82-4931

# Q-GOLD RESOURCES LTD.

## MANAGEMENT'S DISCUSSION AND ANALYSIS

### INTERIM REPORT FOR THE THREE MONTHS ENDED MARCH 31, 2006
### DATED MAY 30, 2006

---

**GENERAL**

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Consolidated Financial Statements for the three months ended March 31, 2006 of Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") and the notes thereto.

This MD&A was prepared in conformity with National Instrument 51-102F1 and has been approved by the Corporation's Board of Directors prior to release. Under this Instrument, the Corporation is defined as a "Venture Issuer".

The Corporation's name was changed from Solana Petroleum Corp. on January 21, 2004 in connection with a Reverse Takeover ("RTO"). The RTO was approved by the TSX Venture Exchange (the "Exchange") effective September 27, 2005, and the Corporation's common shares were then listed for trading on the Exchange under the symbol "QAU".

As a result of the RTO, and pursuant to an Option Agreement with Hexagon Gold (Ontario) Ltd. that was exercised by Q-Gold on October 4, 2005 and the additional transactions described below, the Corporation is now an exploration stage mining company. As of the date of this report, the Corporation owns a 100% property interest in 22,040 acres of mining claims, Crown Leases and Patented Claims in the Archean Greenstone Belt of Northwestern Ontario in the historic gold mining camp at Mine Centre (the "Properties").

**OVERALL PERFORMANCE**

The Corporation's principal activities during the 1st Quarter of 2006 were largely directed toward obtaining regulatory approvals in connection with a financing offer from Canaccord Capital Corporation. This financing was subsequently closed on April 27, 2006 (see "Liquidity and Capital Resources" below).

Aside from limited maintenance operations performed early in the 1st Quarter on the Properties, the principal exploration activity by the Corporation was in preparation of the Second Phase of the Exploration Work Program, which was launched in May of 2006 and includes extensive airborne and ground geophysical surveys on the Properties, followed by diamond drilling of known mineral prospects and additional anomalies identified by the surveys. The First Phase concluded in the Fourth Quarter of 2005 and consisted of core drilling, stripping, trenching and sampling of five large surface veins in the Foley Mine Complex, located within the Properties.

The Corporation remains optimistic about the outlook for gold prices through 2006-2007 and looks forward to continuing an active exploration program on the Properties through that period.

## RESULTS OF OPERATIONS

As full-scale exploration operations on the Properties only commenced late in the Third Quarter of 2005 and will be continuing through 2007, the Corporation has not yet received any revenues or profits from operations and does not expect to receive any income from the Properties in the near future. Results from exploration activities, coupled with the price of gold, will materially affect any future development plans for the Properties.

On February 11, 2006, Q-Gold announced it had received Exchange approval and that it had completed the purchase of a 100% interest in 640 acres of Crown Leases near Mine Centre, Ontario, including the historic Foley Gold Mine, by issuing 250,000 shares of Q-Gold common shares to the previous owners.

On March 13, 2006, Q-Gold announced it had executed its option to acquire a 100% interest in the "Cousineau Tract", upon which the Corporation has held an option on since October 4, 2005. Subsequent to receiving Exchange approval of this transaction on April 17, 2006, the Corporation issued 375,000 common shares at a deemed value of $0.20 each for total consideration of $75,000 to the owners. The "Cousineau Tract" consists of 5,840 contiguous acres of prospective gold and base metals mining claims and is also located near Mine Centre, Ontario.

## SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Corporation's eight most recently completed quarters:

| | 2006 | 2005 | | | | 2004 | | |
|---|---|---|---|---|---|---|---|---|
| | 1st Qtr. | 4th Qtr. | 3rd Qtr. | 2nd Qtr. | 1st Qtr. | 4th Qtr. | 3rd Qtr. | 2nd Qtr. |
| **Total Revenues** | $ 772 | $ 1,772 | $ 2,610 | $ 10 | $ 1,662 | ($ 1,909) | $ 875 | $ 892 |
| **Income (Loss) before discontinued operations & extraordinary items** | (93,171) | (166,539) | (315,817) | (91,512) | (49,106) | (175,567) | (58,973) | (52,552) |
| **Income (Loss) per Share** | (0.01) | (0.04) | (0.02) | (0.05) | (0.00) | (0.01) | (0.00) | (0.00) |
| **Income (Loss) per diluted share** | (0.00) | (0.02) | (0.01) | (0.05) | (0.00) | (0.01) | (0.00) | (0.00) |
| **Net Income (Loss)** | (89,462) | (119,598) | (30,251) | (90,219) | (48,293) | (138,697) | (34,465) | (76,228) |
| **Net Income (Loss) per Share** | (0.01) | (0.03) | (0.00) | (0.05) | (0.00) | (0.01) | (0.00) | (0.00) |
| **Net Income (Loss) per diluted share** | (0.00) | (0.02) | (0.00) | (0.05) | (0.00) | (0.01) | (0.00) | (0.00) |

## FINANCIAL CONDITION

For the three months ending March 31, 2006, Q-Gold reported (prior to extraordinary items) a loss of $93,171 ($0.01 per share) versus a loss of $49,106 ($0.00) in the same period of 2005. The variance in the reported losses during these similar periods was the result of the Corporation being inactive during the First Quarter of 2005, as it had not completed the RTO and only experienced limited expenditures. Until Q-Gold can establish economically recoverable reserves and initiate mineral production on the Properties, the outlook for both cash flow and profit will be negative.

However, in the near-term, the Corporation anticipates being able to obtain additional funds via equity financings to continue exploration activities on the Properties, as well as general corporate activities.

## LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2006, the Corporation had a working capital deficit of $135,645. On April 27, 2006, the Corporation completed a financing with Canaccord Capital Corporation, resulting in the issuance of 8,575,000 additional Q-Gold common shares and 6,490,000 common share purchase warrants for gross proceeds of $1,881,800. This financing allowed the Corporation to meet all of its financial obligations and eliminate the working capital deficit.

## ADDITIONAL DISCLOSURES

For the three months ending March 31, 2006, the Corporation incurred expenses totaling $93,943 (2005 - $50,768) on the Properties. These expenditures were largely associated with General and Administrative Expenditures, as the Corporation only conducted limited maintenance activities on the Properties during the First Quarter. General and Administrative Expenditures for the three months ending March 31, 2006 totaled $ 60,506 (2005 - $40,418). The increase in expenditures over these compared periods is discussed in "Financial Condition" above.

On May 9, 2006, the Corporation announced that it reached an agreement to purchase an additional 320 acres of prospective gold and base metals mining claims near Mine Centre, Ontario. The block of eight 40-acre claims is contiguous on its western border to the Corporation's extensive existing holdings on the southeastern shore of Bad Vermilion Lake.

This transaction is a non-arm's length transaction as these claims are owned by two private parties including John (Jack) A. Bolen, a director of the Corporation. The agreement permits Q-Gold to complete a 100% purchase of the block of mining claims for $25,000, payable in Q-Gold common shares at a deemed price of $0.25 per share, including a market discount as permitted by Exchange Policy 5.3. The Sellers were also granted a net smelter return (NSR) royalty of 2.5% on minerals produced from these claims.

Approval of this transaction will add 320 acres to the Corporation's existing 22,040 acres of Archean Greenstone Belt gold and base metal mining claims, Crown Leases and patented claims at Mine Centre, making a total position of 22,360 acres.

## OUTSTANDING SHARE DATA

The Corporation's authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of first and second preferred shares ("Preferred Shares"). A total of 13,906,489 Common Shares and no Preferred Shares were issued and outstanding and 22,419,489 shares on a fully-diluted basis as of March 31, 2006. As a result of the closing of the financing with Canaccord Capital Corporation on April 27, 2006, the Corporation has 23,056,489 common shares issued and outstanding and 40,532,489 on a fully-diluted basis as of the date of this MD&A. Of the Corporation's common shares included in the issued and outstanding total above,

3,828,460 are held in escrow with Computershare Trust Company of Canada and will be released incrementally in six month intervals with the final release scheduled for September 2008.

The Corporation has granted 1,820,000 stock options outstanding to Directors, Officers and Consultants of the Corporation at option prices ranging from $0.20 to $0.26 per share, with expiry dates of September 27, 2010 and April 28, 2011. As a result of financings completed in 2005 and 2006, there are warrants and options outstanding allowing the purchase of an additional 15,656,000 common shares of the Corporation.

## FORWARD LOOKING STATEMENTS

Certain statements contained in the MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from actual future results and achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

## MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information and representations in this unaudited interim MD&A. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this MD&A is consistent with the data presented in the financial statements.

Q-Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

## ADDITIONAL INFORMATION

Additional Information on Q-Gold, including Quarterly and Annual Financial Statements, an Annual Information Form, an Information Circular and the NI 43-101 Qualifying Report on the Corporation's Properties are all available on SEDAR at www.sedar.com.


Q-GOLD
RESOURCES LTD.

## Q-GOLD RESOURCES LTD. ANNOUNCES ENGAGEMENT OF INVESTOR RELATIONS FIRM, BAY STREET CONNECT LTD.

SEC 12g 3-2(b) Exemption # 82-4931

**June 7, 2006**

Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") announced today that it has signed an Investor Relations contract with Bay Street Connect Ltd. of Toronto, whereby Bay Street Connect will provide a full-range of Investor Relations services to the Corporation in Canada for an initial term of 3 months, effective 1 June 2006.

Bay Street Connect will provide Q-Gold with access to an extensive database of investors, stock brokers, analysts and money managers and make introductions to potential funding sources for the Corporation's mining activities. It will also coordinate Q-Gold's presentations to the investment community and assist in the preparation and dissemination of corporate communications to investors, shareholders and the financial community as well as perform other investor relations services on behalf of Q-Gold.

In return for providing these services, Bay Street Connect will be paid a monthly fee of $ 5,000, plus business expenses and will be granted 150,000 common share stock options at a price of $0.25 each, exercisable within five years. These options are subject to TSX Venture Exchange Policy 4.4.

J. Bruce Carruthers II, Chairman and CEO, also announced that the field portion of the Fugro Airborne (helicopter) EM/Magnetic survey of the Corporation's 100% owned 22,040 acres of gold mining claims near Mine Centre, Ontario has been completed. Final interpretive data from the 1,500+ line kilometer survey will be available in 2-3 weeks. Ground geophysical surveys (Max-Min) are in progress to further delineate areas targeted for diamond drilling, which is scheduled to commence within the next ten days.

For more information, please contact:

J. Bruce Carruthers II, Chief Executive Officer at (928) 779-0166

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

*The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.*

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com